P.E. 2/8/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 8, 2002

LVMH MOËT HENNESSY LOUIS VUITTON
(Translation of registrant's name into English)

30, avenue Hoche 75008 Paris, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F √ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2: 82-_____.)

INDEX

LVMH Moët Hennessy ♦ Louis Vuitton

Paris, le 8 février 2002

JC/amcl/02001

DE : O. PEROUSE

A : H. LEJETTE (COGERCO-FLIPO)
G. GALET (ERNST & YOUNG AUDIT)
B. KUHN (dépôt NASDAQ)
V. VENET (CHRISTIAN DIOR)

Copie : R. COURBET
P. DEHEN
C. HOLLIS
P. HOUEL
E. NICOLAS
B. ROLLEY

PUBLICATION DU CHIFFRE D'AFFAIRES AU B.A.L.O.

Les tableaux de chiffre d'affaires de la société et du groupe LVMH au 31 décembre 2001 sont communiqués aujourd'hui au S.P.J.O. pour publication au B.A.L.O..

Olivier PEROUSE

LVMH

MOËT HENNESSY . LOUIS VUITTON

Paris, le 8 février 2002

JC/amcl/02001

C.O.B.
Monsieur H. REYNIER
17, place de la Bourse
75082 PARIS CEDEX 2

Objet : Publication au B.A.L.O.

Monsieur,

Veuillez trouver ci-joint, copie de notre lettre au S.P.J.O. en date du 8 février 2002, leur communiquant les tableaux des chiffres d'affaires de notre société et de notre Groupe au 31 décembre 2001, en vue de leur publication au B.A.L.O.

Nous vous prions d'agréer, Monsieur, l'expression de nos salutations distinguées.

Olivier PEROUSE

P.J.

LVMH

MOËT HENNESSY . LOUIS VUITTON

Paris, le 8 février 2002

JC/amcl/02001

S.P.J.O.
A l'attention de Madame RECHER
47, rue Louis Blanc
92984 LA DEFENSE CEDEX

Madame,

Vous trouverez ci-joint, les tableaux de chiffre d'affaires de LVMH Moët Hennessy Louis Vuitton SA et du groupe LVMH au 31 décembre 2001 pour publication.

Nous vous en remercions et vous prions d'agréer, Madame, l'expression de nos salutations distinguées.

Olivier PEROUSE

LVMH MOET HENNESSY LOUIS VUITTON
SOCIETE ANONYME AU CAPITAL DE 146 957 503,50 EUROS
SIEGE SOCIAL : 30, AVENUE HOCHE 75 008 PARIS
R.C.S PARIS B 775 670 417 APE 741 J TVA FR 81 775 670 417

II - CHIFFRE D'AFFAIRES CONSOLIDE TRIMESTRIEL DU GROUPE

(en millions d'euros)

	2001	2000
Groupe Vins et Spiritueux		
1er trimestre	384	426
2eme trimestre	471	444
3eme trimestre	554	570
4eme trimestre	822	896
	2 231	2 336
Groupe Mode et Maroquinerie		
1er trimestre	891	751
2eme trimestre	853	722
3eme trimestre	903	811
4eme trimestre	966	918
	3 613	3 202
Groupe Parfums et Cosmétiques		
1er trimestre	505	424
2eme trimestre	534	477
3eme trimestre	524	498
4eme trimestre	668	673
	2 231	2 072
Groupe Montres et Joaillerie		
1er trimestre	122	120
2eme trimestre	140	150
3eme trimestre	127	157
4eme trimestre	159	187
	548	614
Groupe Distribution sélective		
1er trimestre	820	715
2eme trimestre	884	749
3eme trimestre	858	810
4eme trimestre	913	1 013
	3 475	3 287
Groupe Autres Activités et éliminations		
1er trimestre	23	21
2eme trimestre	59	33
3eme trimestre	9	14
4eme trimestre	39	2
	130	70
TOTAL CONSOLIDE		
1er trimestre	2 745	2 457
2eme trimestre	2 941	2 575
3eme trimestre	2 975	2 860
4eme trimestre	3 567	3 689
	12 228	11 581

LVMH MOET HENNESSY LOUIS VUITTON
SOCIETE ANONYME AU CAPITAL DE 146 957 503,50 EUROS
SIEGE SOCIAL : 30, AVENUE HOCHE 75 008 PARIS
R.C.S PARIS B 775 670 417 APE 741 J TVA FR 81 775 670 417

I - CHIFFRE D'AFFAIRES TRIMESTRIEL DE LA SOCIETE HOLDING

(en millions d'euros)

	2001	2000
Dividendes		
1er trimestre	0	0
2eme trimestre	427	421
3eme trimestre	0	0
4eme trimestre	914	86
	1 341	507
Produits des activités annexes		
1er trimestre	14	2
2eme trimestre	46	23
3eme trimestre	8	(1)
4eme trimestre	73	45
	141	69
Total		
1er trimestre	14	2
2eme trimestre	473	444
3eme trimestre	8	(1)
4eme trimestre	987	131
	1 482	576

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LVMH Moët Hennessy Louis Vuitton

By: ______________________________
Executive Vice President and
Chief Financial Officer

DATED: February 8, 2002